Exhibit B

RE: Follow Up from Announcement

Dear Global Juno Team,

Thank you for your attendance and thoughtful questions at the All Company Meeting. We will keep the lines of communication open and make certain that you have the most up to date information.

Both companies are excited about the acquisition and the potential to bring our promising therapies to a broader population of patients more quickly than either could do alone. The acquisition is subject to regulatory approval before it goes into effect (the “Closing”), which we expect could occur before the end of March.

Below you will find a summary of information regarding compensation, benefits, and the treatment of equity between now and the Closing. Additionally, an overview is provided with regards to the treatment of new hires who have yet to start, along with an update about our recruiting activities.

Your Compensation

Your current compensation will not change and we will proceed with our annual compensation review process, which kicks off on February 5, as planned.

Some highlights about this year’s process

•	Base Pay. Eligible employees in good standing will receive a base pay increase of 3.25%.

•	Bonus. As in previous years, Juno’s bonus pool will be approved by the Board on January 31. Given the exceptional year we had in 2017, we anticipate the Board will approve the bonus pool above 100% of target, based on performance results. Awards will be made consistent with past practices.

•	Annual Equity Grant. Annual grants will be made to all eligible employees in good standing, consistent with past practices except that employees will receive the grant in the form of RSUs (and not stock options).

•	Promotion process. This process also remains the same and the treatment of compensation for approved promotions will be consistent with past practices.

People managers should come to the annual comp review sessions. A reminder of dates will be sent later today.

“Focus” Bonus Pool

A special one-time bonus pool of $20MM has been created to incentivize all active regular employees to stay focused on our patients, consistent with our values of delivering and driving hard towards achieving our goals between now and the Closing. These bonuses will be paid shortly before Closing.

Your Equity

The most complex of all compensation elements is how your current Juno equity will be treated. Perhaps the best way to understand this is to review each of your awards individually. Over the coming days, we will post examples to SharePoint of how different types of awards that were granted at different times will be handled.

At a high level:

•	Vesting for all grants except PSUs will be accelerated by at least 25% of the total award.

•	Any portion of grants that remain unvested following such acceleration will convert to Celgene grants and

•	grants in effect prior to signing will vest within two years following the Closing

•	grants made between signing and the Closing (e.g., upcoming 2018 grants and new hire grants) will vest in accordance with the original vesting schedule (e.g., in years 2-4)

•	Grants for which vesting accelerates and any other grants that are already vested at the Closing will be cancelled in exchange for a cash payment to be paid shortly after the Closing

•	Vesting for PSUs will also be partially accelerated

•	50% of the grant will vest at the Closing and will be cancelled in exchange for a cash payment to be paid shortly after the Closing

•	The remaining portion will be converted into a Celgene RSU and will vest as follows:

•	60% of the remaining portion will vest one year after the Closing

•	40% of the remaining portion will vest upon the earlier of (i) the first JCAR017 approval by the FDA or (ii) 2 years after the Closing

Employees have asked us for the total number of shares of Juno stock outstanding. Using the treasury method, the fully diluted number of shares outstanding is approximately 126.15 million.

Your Benefits

Prior to the Closing, you will continue to receive the same benefits from Juno as you do now. It is our understanding that Celgene intends to transition Juno employees into their benefit plans at some point following the Closing. Details about the transition to Celgene benefits, including exact timing, will be developed and communicated by Celgene after completion of this transaction.

New Hires Yet to Start and Recruiting Activities

We are in contact with the 50 or so individuals who have accepted Juno offers but have yet to start. Their equity awards will be treated as other awards granted between signing and the Closing, as long as they start, and the awards are granted, before the Closing. Options in their offer letters will be converted to RSU awards at a set ratio. Additionally, new hires will also be eligible to receive a retention bonus from the “focus” bonus pool described above.

Generally, recruiting will not slow down and in some cases yet to be determined, we may actually accelerate the hiring of certain positions. Additionally, candidates in our recruiting pipelines are being contacted about the acquisition. Offers to candidates between now and Closing will refer to new 2018 compensation ranges agreed upon with Celgene as part of the merger agreement. Of particular importance is that new hires between now and the Closing will receive their new hire equity award in the form of RSUs only.

We will keep hiring managers apprised of outreach activity to new hires and to candidates. For immediate questions, please contact me or Ray Amato, Head of Talent Acquisition.

Office Hours

We know you have many questions about what happens between now and the Closing. Zach Hale, Deputy General Counsel and I will hold regular office hours to address questions, particularly around compensation, over the next two weeks as set forth below, and then as needed in various locations in order to support you through this time. We ask you to please utilize these times for questions rather than reaching out individually. Invites to open house times will be sent shortly.

•	Jan 22-23; 25-26, 4:00-5:00pm; Jan 24, 2:30-3:30pm. Dexter Conference Room 1270 (WebEx enabled).

•	Jan 30-Feb 2, 2018, 12-1:30pm Dexter Conference Rom 1270 (WebEx enabled).

Finally, I’d like to ask our amazing employees to continue to stay focused on the task at hand- to achieve our lofty goals. We roared into 2018 with more energy, positivity and excitement than I have ever seen before. Being a part of the Celgene family should not diminish our passion to find cures. In fact, we hope you will see this as an opportunity to move faster in our delivery to patients. Of course, change can be difficult and the JET and I are here to assist you in any way we can. Please reach out and let us know how we may help.

Kindest regards,

Robin

Robin Andrulevich

SVP, People

Juno Therapeutics, Inc.

Important Information

The tender offer for the outstanding common stock of Juno Therapeutics, Inc. (“Juno”) referred to in this communication has not yet commenced. This communication is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Juno’s common stock will be made pursuant to an offer to purchase and related materials that Celgene Corporation (“Celgene”) and Blue Magpie Corporation (“Purchaser”) intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Celgene and Purchaser will file a tender offer statement on Schedule TO with the SEC, and thereafter Juno will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer and a Transaction Statement on Schedule 13E-3 with respect to the transaction contemplated by the merger agreement. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents), the Solicitation/Recommendation Statement and the Transaction Statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Juno, Celgene and Purchaser will file other relevant materials in connection with the proposed acquisition of Juno by Celgene pursuant to the terms of the merger agreement. Juno, Celgene and Purchaser intend to mail these documents to the stockholders of Juno. All of the tender offer materials (and all other materials filed by Juno with the SEC) will also be available free of charge from the SEC through its website at www.sec.gov. INVESTORS AND STOCKHOLDERS OF JUNO ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9 AND THE SCHEDULE 13E-3, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF JUNO, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER, MERGER OR WHETHER TO TENDER THEIR JUNO SHARES PURSUANT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION (INCLUDING THE TERMS AND CONDITIONS OF THE OFFER) AND THE PARTIES THERETO.

Forward-Looking Statements

Certain statements in this communication, other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Juno by Celgene and Purchaser. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “aim,” “potential,” “continue,” “ongoing,” “goal” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. These statements reflect Juno’s current views concerning future events, including the planned completion of the tender offer and the merger, and are based on a number of assumptions that could ultimately prove inaccurate. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Juno’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of Juno. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger, (ii) uncertainties as to how many Juno stockholders will tender their Juno Shares in the tender offer, (iii) the possibility that competing offers will be made, (iv) the possibility that various closing conditions for the transaction may not be satisfied or waived, (v) the risk that the merger agreement may be terminated in circumstances requiring Juno to pay a termination fee, (vi) risks related to obtaining the requisite consents to the tender offer and the merger, including, without limitation, the risk that a regulatory approval that may be required for the proposed transaction, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) and from the Federal Trade Commission (FTC), is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (vii) the possibility that the transaction may not be timely completed, if at all, (viii) the risk that, prior to the completion of the transaction, if at all, Juno’s business and its relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty, (ix) the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability, and (x) the risks and uncertainties pertaining to Juno’s business, including those detailed under “Risk Factors” and elsewhere in Juno’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Celgene and Purchaser and the Solicitation/Recommendation Statement to be filed by Juno in connection with the tender offer. Other factors that could cause actual results to differ materially include those set forth in Juno’s SEC reports, including, without limitation, the risks described in Juno’s Annual Report on Form 10-K for its fiscal year ended December 31, 2016 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Juno undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.